SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14D-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

BARRETT RESOURCES CORPORATION
(Name of Subject Company (Issuer))

RESOURCES ACQUISITION CORP.

a wholly owned subsidiary of

THE WILLIAMS COMPANIES, INC.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $.01 Per Share
(Including the Associated Preferred Stock Purchase Rights)
(Title of Class of Securities)

068480201
(CUSIP Number of Class of Securities)

William G. von Glahn, Esq.
Senior Vice President and General Counsel
The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172
Telephone: (918) 573-2000

With a copy to:
Morris J. Kramer, Esq.
Richard J. Grossman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Telephone: (212) 735-3000

(Name, address and telephone number of
persons authorized to receive notices
and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation Not Applicable	Amount of Filing Fee Not Applicable

      [  ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	Filing Party: Date Filed:

      [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X] third-party tender offer subject to Rule 14d-1.

      [  ] issuer tender offer subject to Rule 13e-4.

      [  ] going-private transaction subject to Rule 13e-3.

      [  ] amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

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